Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal First Quarter 2009 Operating Results
Monday November 10, 7:00 am ET
Fiscal first quarter revenue increases 45% to $16.0 million Adjusted Operating Income increases 260% to $2.1 million Fiscal first quarter net income increases over $900,000 to $856,000
NEW YORK—(BUSINESS WIRE)—Global Traffic Network, Inc. (Nasdaq: GNET — News), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the fiscal first quarter ended September 30, 2008.
For the quarter ended September 30, 2008, revenue was $16.0 million, an increase of 45% from $11.0 million in first quarter of fiscal 2008. The increase in quarterly revenue was driven primarily by a 31% increase in revenue from the Company’s Australian operations, which was mainly attributable to increased revenue from its radio network. Also contributing was a 72% increase in revenue from the Company’s Canadian operations over the quarter ended September 30, 2007. When measured in the local currencies, fiscal 2009 Australian and Canadian revenue increased 25% and 72%, respectively, compared to the prior year period. The Company’s UK business posted revenue of $1.2 million, compared to no revenue for the same period last year.
Adjusted Operating Income for the first quarter of fiscal 2009 was $2.1 million compared to Adjusted Operating Income of $0.6 million for the first fiscal quarter of 2008. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense.
Net income for the first quarter of fiscal 2009 was $0.9 million, compared to a net loss of $0.1 million for the same period a year ago.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We are pleased to report another excellent quarter even though there is a great deal of uncertainty and turmoil in the global economy. Despite broader market issues, our business remains solid and we continue to see strong demand for our advertising spots. We believe that our advertising products are particularly attractive in difficult economic times due to their cost efficiency and effectiveness in reaching mass audience. We continue to increase revenue in both Australia and Canada and now have a steady revenue stream from the Highways Agency contract in the United Kingdom. Even though revenues continue to grow in our local markets, the strengthening of the U.S. dollar will have a negative impact on our revenues when reported in U.S. dollars. However, we believe continuing to develop new advertising clients and drive demand for our products and services in the local markets is the key to our long term financial performance.”

Mr. Yde continued, “Recently we announced that we terminated the letter of intent to acquire UBC Media Group’s commercial division in the United Kingdom. Given the effect that current market conditions have had on UBC’s revenues, we did not feel that it was a prudent investment at the previously agreed upon price. That being said, we remain in informal discussions with UBC in an attempt to find an acquisition structure that more accurately reflects the performance of the business. Nonetheless, we believe that there is ample opportunity for us to gain market share in the United Kingdom and are excited for the long term prospects that exist in this country regardless of whether this particular acquisition ultimately occurs.”
“Overall, the revenue trends we have recently seen in our Australian and Canadian business bode well for the company, and the long-term outlook for the United Kingdom is very positive. While we don’t feel that any business is immune to the current economic conditions, we do believe that we are well positioned to weather the storm and continue to grow our business, as we have a healthy amount of cash on our balance sheet, little debt and a steady cash stream from our established businesses,” concluded Mr. Yde.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. ET on Monday November 10, 2008, to discuss its fiscal first quarter results, as well as other relevant matters. To listen to the call, dial (877) 741-4248 (domestic), or (719) 325-4822 (international). The participant code is 3284960. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 11:30 a.m. on Monday November 10, 2008 through 11:59 p.m. on November 17, 2008. To access the replay, please call (719) 457-0820 and enter the participant code: 3284960.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET — News) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in seven Canadian markets and has recently commenced operations in the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three month period ended September 30, 2008 and 2007.

	Three Months
	Ended
	September 30,	September 30,
	2008	2007
	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)
Net operating income	$1,658	$252
Add back:
Depreciation and amortization expense	$443	$331

Adjusted Operating Income	$2,101	$583

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Three Months Ended September 30,

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$12,972	$1,842	$1,161	$—	$—	$15,975
Operating expenses
Traffic	4,308	1,796	1,386	78	—	7,568
News	1,880	—	—	—	—	1,880
TV	226	—	—	—	—	226
Selling, G&A	2,319	546	139	163	—	3,167
Corporate overhead	399	—	—	—	348	747
Non-cash compensation	—	—	—	—	286	286
Depreciation/amortization	208	191	40	4	—	443

Operating income (loss)	3,632	(691)	(404)	(245)	(634)	1,658

Interest expense	16	—	—	—	—	16
Other (income)	(274)	(2)	(5)	—	(136)	(417)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	3,849	(689)	(399)	(245)	(498)	2,018
Income tax expense	1,158	—	—	—	4	1,162
Net income (loss)	$2,691	$(689)	$(399)	$(245)	$(502)	$856

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$9,912	$1,069	$—	$—	$—	$10,981
Operating expenses
Traffic	3,480	1,557	203	—	—	5,240
News	1,594	—	—	—	—	1,594
TV	180	—	—	—	—	180
Selling, G&A	1,908	585	79	—	—	2,572
Corporate overhead	382	—	—	—	274	656
Non-cash compensation	—	—	—	—	156	156
Depreciation/amortization	187	144	—	—	—	331

Operating income (loss)	2,181	(1,217)	(282)	—	(430)	252

Interest expense	25	—	—	—	—	25
Other (income)	(58)	(13)	(1)	—	(297)	(369)
Other expense	—	1	—	—	—	1

Net income (loss) before taxes	2,214	(1,205)	(281)	—	(133)	595
Income tax expense	673	—	—	—	11	684
Net income (loss)	$1,541	$(1,205)	$(281)	$—	$(144)	$(89)

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended
	September 30,
	2008	2007
	(Unaudited)	(Unaudited)
Revenues	$15,975	$10,981

Operating expenses (exclusive of depreciation and amortization shown separately below)	9,674	7,014
Selling, general and administrative expenses	4,200	3,384
Depreciation and amortization expense	443	331

Net operating income	1,658	252
Interest expense	16	25
Other (income) (including interest income of $413 and $357 for the three months ended September 30, 2008 and 2007)	(417)	(369)
Other expense	41	1

Net income before income taxes	2,018	595
Income tax expense	1,162	684

Net income (loss)	$856	$(89)

Income (loss) per common share:
Basic	$0.05	$(0.01)
Diluted	$0.05	$(0.01)

Weighted average common shares outstanding:
Basic	18,157,789	16,357,500
Diluted	18,516,160	16,357,500

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	June 30,
	2008	2008
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$36,022	$37,541
Accounts receivable net of allowance for doubtful accounts of $301 and $292 at September 30, 2008 and June 30, 2008	11,629	13,355
Prepaids and other current assets	888	961
Deferred tax assets	212	262

Total current assets	48,751	52,119

Property and equipment, net	8,421	8,964
Intangibles	384	418
Deferred tax assets	117	141
Other assets	1,488	960

Total assets	$59,161	$62,602

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$8,129	$8,067
Deferred revenue	949	1,293
Income taxes payable	3,241	3,186
Current portion of long term debt	316	459

Total current liabilities	12,635	13,005
Long term debt, less current portion	298	482
Other liabilities	322	389

Total liabilities	13,255	13,876

Common stock, $.001 par value; 100,000,000 shares authorized; 18,164,834 shares issued and outstanding as of September 30, 2008 and 18,156,133 shares issued and outstanding as of June 30, 2008	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of September 30, 2008 and June 30, 2008	—	—
Additional paid in capital	49,278	49,015
Accumulated other comprehensive income	(1,073)	2,866
Accumulated deficit	(2,317)	(3,173)

Total shareholders’ equity	45,906	48,726

Total liabilities and shareholders’ equity	$59,161	$62,602

Contact:
KCSA Strategic Communications
David Burke, 212-896-1258
dburke@kcsa.com
or
Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer
& Chief Operating Officer
scott.cody@globaltrafficnet.com
Source: Global Traffic Network, Inc.